UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 333-282301

VERSES AI INC.

(Translation of registrant’s name into English)

205 - 810 Quayside Drive New Westminster, British Columbia Canada V3M 6B9

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☐ Form 20-F ☒ Form 40-F

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERSES AI INC.

	By:	/s/ Gabriel René
	Name:	Gabriel René
	Title:	Chief Executive Officer
Date: November 15, 2024

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Interim Financial Statements for the Three and Six Months Ended September 30, 2024.
99.2	Management’s Discussion and Analysis for the Three and Six Months Ended September 30, 2024.
99.3	Certification of the CEO Pursuant to NI 52-109.
99.4	Certification of the CFO Pursuant to NI 52-109.